SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C & C TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLTON JR, WILLIAM 212-306-1626 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

E.I.N. 13-3385019

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the Company) as of December 31, 2003, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&C Trading, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
April 27, 2004

C&C TRADING, LLC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 74,102
Investments	
Marketable securities	8,300,698
Foreign currencies	1,706,706
Common stock options	28,927
Due from broker	5,305,732
Membership in exchange	54,000
Other assets	25,965
	$ 15,496,130

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold under agreements to repurchase	$ 8,337,816
Guaranteed amounts payable to members	1,186,502
Total liabilities	9,524,318
Members' equity	5,971,812
	$ 15,496,130

See accompanying notes to financial statement

C&C TRADING, LLC.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Trading income	
Futures	$ 4,393,087
Options	24,971
Foreign curencies	18,792
Dividends	961
Total income	4,437,811
Expenses	
Guaranteed payments	1,361,672
Research and quotes	358,355
Margin expense	228,423
Floor brokerage	116,344
Clearing expense	86,183
Office expenses	62,885
Other compensation	53,340
Travel and entertainment	47,256
Professional fees	21,443
Donations	3,400
Dues and fees	2,020
Total expenses	2,341,321
Net income	2,096,490
Members' equity	
Beginning of year	4,980,396
Capital distributions	(1,113,478)
Capital contributions	8,404
End of year	$ 5,971,812

See accompanying notes to financial statements

C&C TRADING, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net income	$ 2,096,490
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Marketable securities	(8,253,592)
Securities sold under agreements to repurchase	8,290,711
Foreign currencies	(819,014)
Options	33,731
Due from broker-dealers	(98,101)
Bonuses payable	(122,498)
Net cash provided by operating activities	1,127,727
Cash flows from financing activities	
Capital distributions	(1,113,478)
Capital contributions	8,404
Net cash used by financing activities	(1,105,074)
Net increase in cash and cash equivalents	22,653
Cash and cash equivalents, beginning of year	51,449
Cash and cash equivalents, end of year	$ 74,102
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 228,423

See accompanying notes to financial statements

1. Business Operations and Significant Accounting Policies

Business Operations

C&C Trading, LLC (the "Company") is a registered broker dealer in securities under the Securities Exchange Act of 1934. As a member of the American Stock Exchange, the company is a market maker in equity options and other derivatives. The company also conducts off floor trading of securities in the United States and in Europe. The Company clears its proprietary transactions through its broker-dealers on a fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its investments, foreign currencies and options. The Company maintains its foreign currency accounts at two financial institutions and its investments with one brokerage firm. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts. These derivative financial instruments are used to conduct trading activities. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis

1. Business Operations and Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Income Taxes

No provision or benefit for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by its members individually.

Exchange Membership

Exchange membership is recorded at adjusted cost or, if an other than temporary increase or decrease in value has occurred, then at such value. The market value at December 31, 2003 is $50,000. Management believes this to be a temporary decrease and therefore no adjustment has been made.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,159,308, which was $2,059,308 in excess of its required net capital of $100,000.

3. Investments

Investments are reported at fair value based on market quotations.

4. Securities Sold Under Agreements to Purchase

Marketable securities owned and sold not yet purchased consist of trading securities at market values as follows.

	Owned	Sold Not yet Purchased
Marketable equities	$8,300,698	$8,337,817

5. Due from Broker

Due from broker and clearing organizations at December 31, 2003, consist of the following:

Deposits for securities borrowed	$4,944,832
Deposits for options borrowed	360,900
Total due from broker	$5,305,732

C&C TRADING, LLC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

Members' equity		$ 5,971,812
Deductions and other charges		
Non-allowable assets		
Exchange seat	$ 54,000	
Other assets	25,965	79,965
Net capital before haircuts on security positions		5,891,847
Haircuts on securities		
Other security positions - Schedule 2		2,183,109
Undue concentration - Schedule 2		1,549,430
Net capital		2,159,308
Minimum net capital requirement of 6.66% of aggregate indebtedness of $1,186,502 or $100,000, whichever is greater		100,000
Excess net capital		$ 2,059,308
Total aggregate indebtedness - Schedule 2		$ 1,186,502
Ratio of aggregate indebtedness to net capital		0.55 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2003)

The above computation is the same as the computation of net capital under rule 15c3-1 as of December 31, 2003, which was included in the Company's unaudited Focus Report, Part II filed for December 31, 2003.

See independent auditors' report

C&C TRADING, LLC.

SCHEDULE OF SECURITIES HAIRCUTS, AGGREGATE INDEBTEDNESS AND UNDUE CONCENTRATION

YEAR ENDED DECEMBER 31, 2003

Securities Haircuts

Security description	Market Value	Percentage Deduction	Haircut Amount
Short positions	$ 8,337,817	15%	$ 1,250,673
Long positions less 25% of short positions	6,216,244	15%	932,437
			$ 2,183,109

Undue Concentration

10% of Tentative Net Capital	Securities over 10% Net	Securities less 10% Net	15% of Adjacent Column
$ 589,185	$ 1,168,085	$ 578,900	$ 86,835
589,185	1,926,750	1,337,565	200,635
589,185	8,296,187	7,707,003	1,156,050
589,185	1,295,247	706,062	105,910
			$ 1,549,430

Aggregate indebtedness

Bonuses payable	$ 1,186,502

See independent auditors' report

C&C TRADING LLC

Statement of Exemption from Rule 15c3-3
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

Board of Directors and Members
C&C Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of the C&C Trading, LLC (the Company) for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recording of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
April 27, 2004

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

C&C TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

C&C TRADING, LLC

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2003

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